Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Sixth Meeting of the Fifth Session of the Board of Directors of China Life Insurance Company Limited

The sixth meeting (the “Meeting”) of the fifth session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on March 23, 2016 at the conference room located on Floor A18 of China Life Plaza, Beijing. The directors were notified of the Meeting by way of a written notice dated March 7, 2016. Out of the Company’s twelve directors, ten directors attended the Meeting in person, including Yang Mingsheng, chairman and executive director of the Company; Lin Dairen, Xu Hengping, Xu Haifeng, executive directors of the Company; Miao Jianmin, Zhang Xiangxian and Liu Jiade, non-executive directors of the Company; and Anthony Francis Neoh, Chang Tso Tung Stephen and Robinson Drake Pike, independent directors of the Company. Wang Sidong, non-executive director of the Company, and Tang Xin, independent director of the Company were on leave for business and authorized in writing, respectively, Miao Jianmin and Anthony Francis Neoh, to act on their behalf and cast the votes for them. Supervisors and members of the management of the Company also attended the Meeting as non-voting delegates. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association (“AOA”) and Rules of Procedures for the Board of Directors of the Company.

The Meeting was presided over by Chairman Mr. Yang Mingsheng. The directors who attended the Meeting unanimously passed the following resolutions after sufficient review and discussion:

1.	Proposal on the 2015 Plan of Dividend Distribution to Policyholders of Participating Insurance Products

Voting result: 12 for, 0 against, with no abstention

2.	Proposal on the Annual Financial Reports for the year ended December 31, 2015

After review and discussion, the Board approved the proposal, which includes the 2015 Annual Financial Statements prepared in accordance with PRC GAAP, the 2015 Financial Statements prepared in accordance with IFRS, the 2015 Report on Participating Insurance Products, the 2015 Report on Funds Occupied by Controlling Shareholders and Other Related Parties, and the 2015 Report on Changes in Accounting Estimates. The independent directors gave their consenting, independent opinions on the proposal. The Board agreed to submit the proposal to the 2015 Annual Shareholders’ Meeting for approval.

The Board reviewed and discussed changes in accounting estimates in the year of 2015:

In 2015, there were no other significant changes in accounting estimates other than the changes in actuarial assumptions. The Company determined actuarial assumptions which include, among others, discount rate, mortality rate, morbidity rate, expenses, surrender rate and policy dividends based on current information available at the date of the balance sheets, and such assumptions were used to calculate the reserves of insurance contracts as at the date of the balance sheets. On December 31, 2015, the Company re-examined the above assumptions based on current information. Changes in discount rate resulted in an increase in reserves by RMB8,510 million, changes in morbidity of certain types of insurance products resulted in an increase in reserves by RMB980 million and changes in other assumptions resulted in an increase in reserves by RMB7 million. Changes in reserves of relevant insurance contracts arising from changes in the assumptions above were incorporated into the income statement for the year ended December 31, 2015, which resulted in a decrease in profits before tax by RMB9,479 million. As of December 31, 2015, such changes in accounting estimates resulted in an increase in liability reserves for life insurance products by RMB4,217 million and an increase in liability reserves for long-term health insurance products by RMB5,280 million.

Ernst & Young Hua Ming issued a dedicated report on the changes in accounting estimates of the Company for the year of 2015. Please visit the website of the Shanghai Stock Exchange (www.sse.com.cn) for relevant information announced by the Company on the date of this announcement.

Voting result: 12 for, 0 against, with no abstention

3.	Proposal on the H Share Annual Report and A Share Annual Report for the year ended December 31, 2015

Voting result: 12 for, 0 against, with no abstention

4.	Proposal on the Compensation for the Directors and Supervisors

The independent directors gave their independent opinions and agreed on the proposal. The Board agreed to submit this proposal to the 2015 Annual Shareholders’ Meeting for approval.

Voting result: 12 for, 0 against, with no abstention

5.	Proposal on the Compensation for the Senior Management

The independent directors gave their independent opinions and agreed on the proposal.

Voting result: 12 for, 0 against, with no abstention

6.	Proposal on Nominating Ms. Liang Aishi as a Candidate of Independent Director of the Fifth Session of the Board of the Directors of the Company

The independent directors gave their independent opinions and agreed on the proposal. The Board agreed to submit this proposal to the 2015 Annual Shareholders ’ Meeting for approval. Please refer to the notice and materials for the 2015 Annual Shareholders’ Meeting to be separately published by the Company for the biography of Ms. Liang Aishi, the declaration of the independent director nominator and the declaration of the independent director candidate.

Voting result: 12 for, 0 against, with no abstention

7.	Proposal on the Report of the Board for the Year of 2015

The Board agreed to submit the report to the 2015 Annual Shareholders’ Meeting for approval.

Voting result: 12 for, 0 against, with no abstention

8.	Proposal on the Report on the Performance of Committees of the Board in 2015

For details of the Report on the Performance of the Audit Committee in 2015, please refer to relevant information announced by the Company on the date of this announcement on the website of the Shanghai Stock Exchange (www.sse.com.cn).

Voting result: 12 for, 0 against, with no abstention

9.	Proposal on the Report on the Performance of Independent Directors of the Board in 2015

The Board agreed to submit this report to the 2015 Annual Shareholders’ Meeting for review. Please visit the website of the Shanghai Stock Exchange (www.sse.com.cn) for relevant information announced by the Company on the date of this announcement.

Voting result: 12 for, 0 against, with no abstention

10.	Proposal on the Profit Allocation for the Year of 2015

In accordance with the Company Law and other applicable laws of the People’s Republic of China and the AOA, the Company must distribute the income from the general equity instrument in the amount of RMB185 million as agreed in the Offering Circular relating to the Core Tier 2 Capital Securities issued by the Company in July 2015 and must withhold 10% of the after-tax profit for the year ended December 31, 2015 as statutory reserves amounting to RMB3,438 million and general risk reserves amounting to RMB3,438 million, respectively. The Board will submit the proposal on the following matters to the 2015 Annual Shareholders’ Meeting for approval: after the allocation of RMB3,438 million (being 10% of its after-tax profit for 2015) to its discretionary surplus reserve fund, based on a total of 28,264,705,000 shares in issue, the Company proposes to pay a cash dividend of RMB0.42 per share (inclusive of tax), totaling approximately RMB 11,871million, to all shareholders of the Company. Following the above allocation, unallocated balance of the after tax net profit for 2015 will be recorded as unallocated profit and will be allocated in the following years. Capital reserves will not be used to increase the Company’s share capital during the above allocation. The independent directors gave their consenting, independent opinions on the proposal. The Board agreed to submit the proposal to the 2015 Annual Shareholders’ Meeting for approval.

Voting result: 12 for, 0 against, with no abstention

11.	Proposal on the Remunerations of the Auditor for 2015

The Board agreed to pay a total amount of RMB57.50 million (inclusive of tax) as the remunerations of the auditor for 2015, and agreed to submit this proposal to the 2015 Annual Shareholders’ Meeting for approval.

Voting result: 12 for, 0 against, with no abstention

12.	Proposal on General Authorization for Issuance of H Shares

The Board agreed to submit this proposal to the 2015 Annual Shareholders’ Meeting for approval.

Voting result: 12 for, 0 against, with no abstention

13.	Proposal on Continuous Donation to China Life Charity Foundation

The Board agreed to submit this proposal to the 2015 Annual Shareholders’ Meeting for approval.

Voting result: 12 for, 0 against, with no abstention

14.	Proposal on the Report on Related Party Transactions of the Year of 2015 and the Implementation of Rules on the Management of the Related Party Transactions of the Company in 2015

The Board agreed to submit this proposal to the 2015 Annual Shareholders’ Meeting for review.

Voting result: 12 for, 0 against, with no abstention

15.	Proposal on Convening the 2015 Annual Shareholders’ Meeting

Notice of the 2015 Annual Shareholders’ Meeting will be published separately.

Voting result: 12 for, 0 against, with no abstention

16.	Proposal on the 2015 Solvency Report (C-ROSS) of the Company

Voting result: 12 for, 0 against, with no abstention

17.	Proposal on the Amendment to Solvency Management Rules of the Company

Voting result: 12 for, 0 against, with no abstention

18.	Proposal on the 2015 Solvency Report (Solvency I) and Assessment Report on Solvency Management Effectiveness in 2015

Voting result: 12 for, 0 against, with no abstention

19.	Proposal on Authorization on Handling Guarantee Letter and Related Business by Bank Credit

Voting result: 12 for, 0 against, with no abstention

20.	Proposal on 2015 Social Responsibility Report of the Company

Please visit the website of the Shanghai Stock Exchange (www.sse.com.cn) for relevant information announced by the Company on the date of this announcement.

Voting result: 12 for, 0 against, with no abstention

21.	Proposal on the 2015 Transaction Cap Amounts under the Insurance Sales Framework Agreement (Agency Services to be Provided by the Company) with China Life Property and Casualty Insurance Company Limited

Affiliated directors, including Mr. Yang Mingsheng, Mr. Lin Dairen, Mr. Miao Jianmin, Mr. Zhang Xiangxian, Mr. Wang Sidong and Mr. Liu Jiade, abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal. Please refer to a separate announcement filed on the same date of this announcement for the details of this transaction.

Voting result: 6 for, 0 against, with no abstention

22.	Proposal on the Review of the Internal Audit Work of the Company for the Year of 2015

Voting result: 12 for, 0 against, with no abstention

23.	Proposal on the Audit Report on Related Party Transactions for the Year of 2015

Voting result: 12 for, 0 against, with no abstention

24.	Proposal on the 2015 Compliance Report of the Company

Voting result: 12 for, 0 against, with no abstention

25.	Proposal on the 2015 Self-Assessment Report on Internal Control of the Company (China Insurance Regulatory Commission)

Voting result: 12 for, 0 against, with no abstention

26.	Proposal on the 2015 Assessment Report on Internal Control of the Company (A Share)

Please visit the website of the Shanghai Stock Exchange (www.sse.com.cn) for relevant information announced by the Company on the date of this announcement.

Voting result: 12 for, 0 against, with no abstention

27.	Proposal on the Report on 2015 Anti-Money Laundering Work Summary and Work Plan for 2016

Voting result: 12 for, 0 against, with no abstention

28.	Proposal on Risk Preference Statement of the Company for 2016

Voting result: 12 for, 0 against, with no abstention

Please see notice and materials for the 2015 Annual Shareholders’ Meeting, which will be published separately, for detailed information on the proposals that will be submitted to the 2015 Annual Shareholders’ Meeting for approval.

Board of Directors of China Life Insurance Company Limited

March 23, 2016